Exhibit 99.1

Kaixin Holdings

(the "Company", incorporated in the Cayman Islands with limited liability)

(Nasdaq: KXIN)

Notice of Annual General Meeting of the Company

Notice is hereby given that an annual general meeting of shareholders of the Company (the "AGM") will be held at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, on September 13, 2025 at 10:00 am Beijing time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

ORDINARY RESOLUTION

1.	To approve as an ordinary resolution that:

a)	a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 360 calendar days after the date of passing of this resolution (the “Share Consolidation”); and

b)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

2.	Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Shareholders. As such, if the Board did not determine a ratio within such 360-day period, the Share Consolidation and the Articles Amendment would not proceed and will be abandoned.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice. We are not aware of any other business to come before the Extraordinary Meeting.

The Company’s board of directors has fixed the close of business on August 28, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof. Only holders of Class A ordinary shares and/or Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the AGM or any adjournment or postponement thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report for the year ended December 31, 2024, from the Company’s website at ir.kaixin.com or at www.transhare.com.

Management is soliciting proxies. Shareholders who are entitled to attend and vote at the AGM or any adjournment or postponement thereof are entitled to appoint one or more proxies to attend and vote on their behalf. Shareholders who wish to appoint a proxy are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) submit it online at www.transhare.com, (ii) submit it by email at proxy@Transhare.com, or (iii) mail it or deposit it to Attn: The Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the AGM or any adjournment or postponement of the AGM. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy. A proxyholder need not be a shareholder of the Company.

By order of the Board of Directors

/s/Mingjun Lin

Mingjun Lin

Chairman of the Board of Directors

Dated: August 28, 2025

Registered Office:

c/o Harneys Fiduciary (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street

P.O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

*A form of proxy has been included with this Notice (see Appendix A).

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or executes a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab

Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.

Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on September 13, 2025.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to proxy@transhare.com, in each case marked for the attention of The Proxy Team, not later than 48 hours before the time for the holding of the AGM or adjourned or postponed AGM in accordance with the sixth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

6	A shareholder holding more than one share entitled to attend and vote at the AGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

7	The quorum for the AGM is one or more shareholders present in person or by proxy representing not less than an aggregate of one-third (1/3) of all voting power of the Company's share capital in issue entitled to vote on the resolutions to be considered at the AGM.

KAIXIN HOLDINGS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

September 13, 2025

10:00 a.m., Beijing Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Kaixin Holdings (the “Company”) is soliciting proxies for an annual general meeting of shareholders of the Company (the "AGM"), which will be held at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, on September 13, 2025 at 10:00 am Beijing time.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the AGM. Beneficial shareholders who hold their ordinary shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the AGM.

Only holders of the Class A ordinary shares and/or Class B ordinary shares of the Company of record at the close of business on August 28, 2025 (the “Record Date”) are entitled to attend and vote at the AGM or at any adjournment or postponement thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorised representative representing not less than an aggregate of one-third (1/3) of all voting power of the Company's share capital in issue throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSAL TO BE VOTED ON

At the AGM, resolutions will be proposed as follows:

1.	It is approved as an ordinary resolution that:

a)	a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of this resolution (the “Share Consolidation”); and

b) in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

2.	Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

The Board of Directors recommends a vote “FOR” Proposal 1 and Proposal 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the AGM may do so at the AGM. Shareholders who are unable to attend the AGM or any adjournment or postponement thereof and who wish to ensure that their ordinary shares will be voted are requested to complete, date and sign the enclosed amended form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) submit it online at www.transhare.com, (ii) submit it by email at proxy@transhare.com, or (iii) mail it or deposit it to Attn: The Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

WILL THERE BE ANY OTHER ITEMS OF BUSINESS ON THE AGENDA?

The Board is not aware of any other matters that will be presented for consideration at the AGM. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy with respect to any other matters that might be brought before the AGM or at any postponement or adjournment of the AGM. Those persons intend to vote that proxy in accordance with their judgment.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to the Marketplace Rules of Nasdaq Stock Market (“Nasdaq”) which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of the Company’s 2024 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financial” section of the Company’s website at ir.kaixin.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company at ir@kaixin.com.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the AGM. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A:	The Company is holding its annual general meeting of shareholders to approve the Share Consolidation and the Articles Amendment.

The Company has included in this proxy statement important information about the AGM. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the AGM. Your vote is very important and the Company encourages you to submit your proxy as soon as possible.

Q: What proposal IS the shareholders being asked to consider?

A:	The shareholders are being asked:

1.	To approve as an ordinary resolution that:

a)	a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of this resolution (the “Share Consolidation”); and

b)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

2.	Subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

Q: What is the recommendation of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE SHARE CONSOLIDATION AND THE ARTICLES AMENDMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSAL DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSALS.

Q: When and where will the AGM be held?

A: The AGM will be held at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, on September 13, 2025 at 10:00 am Beijing time.

Q: Who is entitled to vote at the AGM?

A: The Record Date for the AGM is August 28, 2025. Only holders of Class A ordinary shares and/or Class B ordinary shares of the Company as of the close of business on the Record Date are entitled to both notice of, and to vote at, the AGM or any adjournment or postponement thereof. Each Class A ordinary share that you own entitles you to one vote. Each Class B ordinary share that you own entitles you to 250 votes.

Q: What constitutes a quorum for the AGM?

A: At the AGM, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than an aggregate of one-third (1/3) of all voting power of the Company’s share capital in issue throughout the AGM shall form a quorum.

Q: How many votes are required to approve the proposal?

A: The approval of the Proposals requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person, or by proxy or, in the case of a shareholder being a corporation, by its duly authorised representative or by proxy at the AGM. A properly executed proxy card marked “Abstain” with respect to any proposal will not be counted.

Q: How do the shareholders vote?

A:	The shareholders have three voting options. You may submit your completed proxy form using one of the following methods:

(1)	By Internet, which the Company encourages if you have Internet access, at www.transhare.com;

(2)	By email to proxy@transhare.com; or

(3)	By mail or deposit to Attn: The Proxy Team, Transhare Corporation, Bayside Center 1, 17755 North US Highway 19, Suite # 140, Clearwater FL 33764.

Q: How can I attend the AGM?

A: The AGM is open to all holders of the Company’s ordinary shares as of the Record Date and all duly appointed proxyholders. You may attend the AGM in person at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China.

Q: May shareholders ask questions at the AGM?

A:	Yes. Representatives of the Company will answer questions of general interest at the end of the AGM.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the AGM are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote”.

Q: May I change my vote after I have delivered my proxy form?

A:	Yes. You may change your vote at any time before your proxy is voted at the AGM. You may do this in one of two ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received no later than 2 days prior to the AGM; or

2.	by attending the AGM in person at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposal, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Investors Relations of Kaixin Holdings by email at ir@kaixin.com. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank, or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible, so that your shares will be represented at the AGM. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.

PROPOSAL NO. 1(a) and 1(b)

– IN RESPECT OF SHARE CONSOLIDATION AND FRACTIONAL SHARE ARRANGEMENT

1. To consider and approve the proposal as an ordinary resolution that:

a)	a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of this resolution (the “Share Consolidation”); and
b)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”).

Vote Required to Approve Proposal No. 1(a) and 1(b)

Proposal No. 1(a) and 1(b) will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the AGM by the shareholders as, being entitled to do so, vote on the proposal, either in person, by proxy or by duly authorised representative.

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company.

The Company received a notification letter dated November 12, 2024 from the Hearing Panel of the Nasdaq Stock Market (the “Hearing Panel”), notifying us that the Company has regained compliance with the minimum bid price requirement in Listing Rule 5550(a)(2) (the “Bid Price Rule”), as required by the Hearing Panel’s decision dated September 12, 2024. Further, in application of Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the notification letter. If, within that one-year monitoring period, the Nasdaq Staff finds the Company again out of compliance with the Bid Price Rule that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to that deficiency and Staff will not be permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s stock price is at $0.73 as of August 25, 2025. In order to retain the compliance with the Bid Price Rule under Nasdaq Listing Rule 5810(c)(3)(A), the closing bid price of the Company’s ordinary shares shall not be less than US$1.00 for a period of 30 consecutive business days. Effecting the Share Consolidation will help the Company to remain in compliance with the minimum bid price requirement under the Nasdaq Listing Rules and remain listed on the Nasdaq. The Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to quickly effectuate a share consolidation to increase the market price of the ordinary shares to meet the Bid Price Rule if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within Range to be determined by the Board in its sole discretion within 180 calendar days after the shareholders’ approval (and if the Board did not determine a ratio within such 180-day period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of ordinary shares of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

Fractional Shares

No fractional shares shall be issued if the Share Consolidation is effected. Upon approval of Proposal No. 1(A) and 1(B), the directors will be authorized to settle as they consider expedient any difficulty which arises in relation to such fraction shares, including but not limited to rounding up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the AGM in relation to the Share Consolidation is:

It is resolved as an ordinary resolution that:

a)	share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of this resolution (the “Share Consolidation”); and

b)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”).

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION AND FRACTIONAL SHARE ARRANGEMENT

PROPOSAL NO. 2

ARTICLES AMENDMENT

To consider and approve the proposal that subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

Vote Required to Approve Proposal No. 2

Proposal No. 2 will be approved only if it receives the affirmative vote of at least a two-thirds majority of the votes cast at the AGM by the shareholders entitled to vote on the proposal, either in person, by proxy or by duly authorized representative, assuming a quorum is attained.

Resolution

The resolution to be put to the shareholders to consider and to vote upon at the AGM in relation to the Articles Amendment is:

It is resolved as a special resolution that subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ARTICLES AMENDMENT

OTHER MATTERS

Our Board is not aware of any business to come before the Extraordinary Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Extraordinary Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons voting the proxies.

By order of the Board of Directors

/s/Mingjun Lin

Mingjun Lin

Chairman of the Board of Directors

Dated: August 28, 2025

Appendix A

Kaixin Holdings

(the "Company")

FORM OF PROXY FOR SHAREHOLDERS

I/We _________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with _______________ Class A / Class B (circle one) shares respectively hereby appoint

________________________________ of ___________________________________________

or failing him/her

________________________________ of ___________________________________________

or failing him/her the duly appointed chairperson of the AGM (the "Chairperson") as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company (the "AGM") to be held on September 13, 2025 at 10:00 am Beijing time at Complex Building Room 211, 18 Dong Quan Avenue, Luoyang Town, Taishun County, Wenzhou, Zhejiang, China, and at any adjournment or postponement of the AGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Resolutions		For	Against	Abstain

1.     It is resolved as an ordinary resolution that:

a)     “a share consolidation of the Company’s issued and unissued Class A and Class B ordinary shares (the “Ordinary Shares”) be approved at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ninety nine (99) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 360 calendar days after the date of passing of this resolution (the “Share Consolidation”); and

1.     It is resolved as an ordinary resolution that:

b)     in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

2.	It is resolved as a special resolution that subject to approval by the shareholders of Proposal 1 (the Share Consolidation), to approve as a special resolution that the sixth amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the seventh amended and restated memorandum and articles of association (the “Articles Amendment”) to effect the alterations to the authorised share capital of the Company as a result of the Share Consolidation.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed:
Name:
Date:

In the case of joint holders, the senior holder (see note 4 below) should sign.
Please provide the names of all other joint holders: _____________________________

TO SUBMIT YOUR PROXY FORM ONLINE: www.transhare.com, click on Vote Your Proxy, and Enter Your Control Number

TO SUBMIT BY EMAIL: Proxy Team at proxy@transhare.com

TO SUBMIT BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N, Suite 140

Clearwater FL 33764

USA

TO VOTE BY FAX: Please fax this proxy card to +1.727. 269.5616

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy must be received on or before 10:00 am Beijing Time on September 11, 2025, or 48 hours before any adjourned or postponed time and date of the AGM.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE AGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the AGM unless revoked prior to the AGM or the shareholder attends the AGM in person or completes and returns this form appointing a specific proxy.

3	A form of proxy for use at the AGM is enclosed. Whether or not you propose to attend the AGM in person, you are strongly advised to view the proxy materials and submit your completed proxy form online.

IF YOU DECIDE TO VIEW THE PROXY MATERIALS AND SUBMIT YOUR PROXY FORM ONLINE,

Step 1: Go to https://www.transhare.com, click on Vote Your Proxy tab
Step 2: To view or download the proxy materials of the Company, click on the link that describes the material you wish to view or download. For example, to view or download the Proxy Card, click on the “Proxy Card” link.
Step 3: To submit your proxy form online, click on the designated link and follow the on-screen instructions. YOU MAY SUBMIT ONLINE UNTIL 10:00 am, Beijing Time, on September 11, 2025.

4	If you don’t submit your proxy form online, you can complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764, USA, or send copies of the foregoing by email to proxy@transhare.com, in each case marked for the attention of The Proxy Team, not later than 48 hours before the time for the holding of the AGM or adjourned or postponed AGM in accordance with the sixth amended and restated memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

5	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

6	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

7	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

8	Any alterations made to this form must be initialled by you.

9	A proxy may vote on a show of hands or on a poll.